EXHIBIT 99.1

Golar LNG Partners L.P. Appoints new Chief Executive Officer

Golar LNG Partners L.P. (“Golar Partners”) announces today that it has appointed Mr. Karl Fredrik Staubo as its Interim Chief Executive Officer. This follows the announcement on October 1, 2019 that its current CEO, Graham Robjohns, was to step down on April 30, 2020.

Mr. Staubo will formally take up the role with immediate effect with Mr. Robjohns having left Golar on April 30, 2020.

Mr. Staubo has 10 years of experience advising and investing in Shipping, Energy and Infrastructure companies from Magni Partners Ltd. and Clarksons Platou Securities. At Clarksons Platou Securities he worked in the Corporate Finance division, the last 3 years as Head of Shipping. During his time with Magni Partners, Mr. Staubo has also been working as an advisor to the Golar group and has been extensively involved in the financing of the company including the proposed amend and extension solution for the USD 400 million bond financing.

He has a MA (Business Studies and Economics) from the University of Edinburgh.

Golar Partners Chairman Tor Olav Troim commented “On behalf of the Board and staff at Golar we thank Graham for his long and valuable service to the company. Graham has, during his 20 years in the Golar group of companies, held several different roles including CEO of Golar Partners as well as Deputy CEO and CFO of Golar LNG. Graham’s diligent, hard work and deep knowledge has been of vital importance in the transformation of the Golar Group from a pure LNG shipping company to an integrated energy company.  I have personally had the pleasure of working closely with Graham for 20 years and observed his massive contribution.  On behalf of all the Golar staff I want to express our deepest gratitude for the time we had together and wish him well in his next endeavors. He will be greatly missed on both a personal and professional level by all of his former colleagues and Board members.

I also very much welcome Karl into Golar Partners. The Board has initiated a strategic review of the company with the target to conclude such strategic discussion within the next year.  Golar Partners is well positioned with a revenue backlog of USD 2.1 billion as at December 31, 2019, and a fleet of interesting assets to develop LNG infrastructure. Karl has, with his background from Golar and the finance and energy business, a great skillset to lead the Company through this transition.”

Hamilton, Bermuda

May 1, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act